Exhibit 99.2

REPORT ON MATERIAL FACT
“DIVIDENDS ON ISSUER SECURITIES”

1.         General Information.

1.1.       Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.       Issuer’s short proprietary name: OJSC Rostelecom.

1.3.       Location: 5, Delegatskaya st., Moscow, 127091.

1.4.       State Registration Number (OGRN): 1027700198767.

1.5.       Taxpayer’s Identification Number (TIN): 7707049388.

1.6.       Issuer’s unique code assigned by registration authority: 00124-A.

1.7.       Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en/.

1.8.       Periodical print used by the Issuer to disclose report on material information: newspaper “Gazeta” and “Supplement to the FSFM Bulletin”.

1.9.       Code(s) of report on material fact(s): 0600124A09072006.

2.         Material Information.

2.1.       Type, category, number of series and other identification characteristics of securities: registered paperless preferred shares, registered paperless ordinary shares.

2.2.       State registration number of issued securities, date of state registration: preferred shares (2-01-00124-A as of September 9, 2003), ordinary shares (1-01-00124-A as of September 9, 2003).

2.3.       State authority that registered securities issue: Federal Commission for Securities Market of Russia (FCSM of Russia).

2.4.       Issuer’s governing body resolved to pay dividends on issuer’s shares: Annual General Shareholders’ Meeting of OJSC Rostelecom upon the results of 2005.

2.5.       Date of resolution to pay dividends on issuer’s shares: June 24, 2006.

2.6.       Date of minutes of authorized governing body meeting when resolution on payment dividends on issuer’s securities was adopted: July 9, 2006.

2.7.       Total amount of dividends accrued on issuer’s shares of specified type:

•    total amount of dividends on preferred shares: 902,798,835.45 RUR;

•    total amount of dividends on ordinary shares: 1,138,005,042.94 RUR.

Amount of dividend accrued on 1 (one) issuer’s share of specified type:

•    amount of dividend on 1 (one) preferred share – 3.7178 RUR;

•    amount of dividend on 1 (one) ordinary share – 1.5617 RUR.

2.8.       Form of dividend payment (money or other property): money.

2.9.       Date when liability on payment of dividends on issuer’s shares to be fulfilled or the last date of period when liability on payment of dividends on issuer’s shares to be fulfilled: December 15, 2006.

2.10.     Total amount of dividends paid on issuer’s shares of specified type:

•    total amount of dividends on preferred shares: 0.00 RUR;

•    total amount of dividends on ordinary shares: 0.00 RUR.

3.	Signature.
3.1.	First Deputy General Director – Finance Director	/signed/	Andrei A. Gaiduk
3.2.	Date: July 9, 2006.